UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SYCAMORE NETWORKS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

871206405
(CUSIP Number)

Alan R. Cormier
c/o Sycamore Networks, Inc.
220 Mill Road
Chelmsford, Massachusetts 01824
(978) 250-2900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871206405

(1)	NAME OF REPORTING PERSON: SPARTA GROUP MA LLC SERIES 4 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 27-1035770
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER -0- shares
	(8)	SHARED VOTING POWER 4,567,440 shares
	(9)	SOLE DISPOSITIVE POWER -0- shares
	(10)	SHARED DISPOSITIVE POWER 4,567,440 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,567,440 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%1
(14)	TYPE OF REPORTING PERSON OO
________________________
1 Based on 28,882,093 shares of Common Stock outstanding as of October 4, 2012.

CUSIP No. 871206405

(1)	NAME OF REPORTING PERSON: GURURAJ DESHPANDE I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Deshpande is a citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER -0- shares
	(8)	SHARED VOTING POWER 4,567,440 shares
	(9)	SOLE DISPOSITIVE POWER -0- shares
	(10)	SHARED DISPOSITIVE POWER 4,567,440 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,567,440
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%2
(14)	TYPE OF REPORTING PERSON IN
________________________
2 Based on 28,882,093 shares of Common Stock outstanding as of October 4, 2012.

CUSIP No. 871206405

(1)	NAME OF REPORTING PERSON: JAISHREE DESHPANDE I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Mrs. Deshpande is a citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,840 shares
	(8)	SHARED VOTING POWER 4,567,440 shares
	(9)	SOLE DISPOSITIVE POWER 3,840 shares
	(10)	SHARED DISPOSITIVE POWER 4,567,440 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,571,280
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ”
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%3
(14)	TYPE OF REPORTING PERSON IN
________________________
3 Based on 28,882,093 shares outstanding as of October 4, 2012.

Item 1.  Security and Issuer

This Amendment No. 1 amends and restates in its entirety the statement on Schedule 13D, dated January 4, 2010 and filed with the Securities and Exchange Commission on January 14, 2010 (the “Schedule 13D”), by Sparta Group MA LLC Series 4 (“Sparta Series 4”), Gururaj Deshpande and Jaishree Deshpande, with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sycamore Networks, Inc., a Delaware corporation with its principal executive offices located at 220 Mill Road, Chelmsford, MA 01824 (the “Company”).

Item 2. Identity and Background

a)	The Reporting Persons are Sparta Series 4, Mr. Gururaj Deshpande and Mrs. Jaishree Despande.

b)	The business or residence address of each of the Reporting Persons is set forth in Schedule I hereto and is incorporated by reference herein.

c)	The present principal occupation and related information concerning each Reporting Person is set forth in Schedule I and is incorporated by reference herein.

d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Sparta Series 4 is a separate series of Sparta Group MA LLC, a Delaware limited liability company (the “LLC”). Mr. Deshpande and Mrs. Deshpande are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On January 4, 2010, Mr. Deshpande, the Gururaj Deshpande Grantor Retained Annuity Trust (the “Annuity Trust”) and the Deshpande Irrevocable Trust transferred 2,485,690 shares, 1,788,000 shares, and 293,750 shares, respectively, of Common Stock (collectively, the “Acquired Shares”) to Sparta Series 4 (the “Sparta Series Transactions”) in exchange for Sparta Series 4 membership interests.

Item 4.  Purpose of Transaction

On October 23, 2012, the Company entered in an Asset Purchase and Sale Agreement (the “Asset Sale Agreement”) with Sunrise Acquisition Corp. (“Marlin”), an indirect subsidiary of Marlin Equity Partners, pursuant to which Marlin will acquire substantially all of the Company’s assets primarily related to or used in the Company’s Intelligent Bandwidth Management business (the “IBM Business”) and certain shared facilities and assets.  Pursuant to the Asset Sale Agreement, Marlin will pay $18.75 million in cash (subject to a working capital adjustment as provided in the Asset Sale Agreement) and will assume certain related liabilities.

In connection with the Asset Sale Agreement and the transactions contemplated thereby, Marlin entered into a Voting Agreement, dated October 23, 2012 (the “Sparta Voting Agreement”) with Sparta Series 4, of which Mr. Deshpande serves as manager, which in the aggregate beneficially owns 4,567,440 shares of Common Stock (the “Sparta Covered Shares”), representing approximately 15.8% of the Common Stock outstanding as of October 4, 2012.  The Annuity Trust, for which Mrs. Deshpande serves as trustee and which beneficially owns 3,840 shares of Common Stock representing less than one percent of the shares of Common Stock outstanding as of October 4, 2012 (together with the Sparta Covered Shares, the “Covered Shares”), also entered into a voting agreement with Marlin in substantially the same form as the Sparta Voting Agreement (the “Annuity Trust Voting Agreement” and together, with the Sparta Voting Agreement, the “Voting Agreements”).

Pursuant to the Voting Agreements, each of Sparta Series 4 and the Annuity Trust have agreed to vote the Covered Shares held by it in favor of the sale of the assets of the IBM Business, including the shared facilities and assets, pursuant to the Asset Sale Agreement and against any Acquisition Proposal (as defined in the Asset Sale Agreement) or any amendment of the Company’s certificate of incorporation or bylaws.  Sparta Series 4 and the Annuity Trust also agreed (i) not to solicit proxies in opposition to the approval of the Asset Sale Agreement and the transactions contemplated thereby, (ii) become a member of a “group” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with respect to any solicitation of voting securities of the Company in support of an Acquisition Proposal, or (iii) engage in any conduct as to which the Company is prohibited by Section 4.9 of the Asset Sale Agreement.

Pursuant to the Voting Agreements and subject to certain exceptions, Sparta Series 4 and the Annuity Trust each agreed not to (i) transfer any of the Covered Shares held by it, or (ii) enter into any contract, option or other agreement with respect to any transfer of any or all of the Covered Shares held by it or any interest therein.  Sparta Series 4 and the Annuity Trust each also agreed not to, and will not permit, any entity under its control to, directly or indirectly, grant any proxies or powers of attorney, deposit any of the Covered Shares held by it into a voting trust or enter into a voting agreement with respect to the Covered Shares held by it, or enter into any agreement that conflicts with its obligations under the Voting Agreements.

The Voting Agreements terminate upon the earliest of (i) the Closing (as defined in the Asset Sale Agreement), (ii) the termination of the Asset Sale Agreement, (iii) a material amendment of the Asset Sale Agreement or (iv) the mutual written consent of the parties to the Voting Agreements.

The foregoing descriptions of the Asset Sale Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements.  The Sparta Voting Agreement and Annuity Trust Voting Agreement are filed hereto as Exhibit A and B, respectively.  The Asset Sale Agreement, listed as Exhibit C hereto, is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012.

Item 5.  Interest in Securities of the Issuer

a)
Mr. and Mrs. Deshpande are Managers of the LLC and as a result, the Reporting Persons have shared power to dispose or to direct the disposition of the Acquired Shares held of record by Sparta Series 4, and thus may be deemed to be the beneficial owners of the Acquired Shares, which represent approximately 15.8% of the Common Stock outstanding based upon 28,882,093 shares of Common Stock outstanding as of October 4, 2012.  Additionally, Mrs. Deshpande is a trustee of the Annuity Trust and has sole power to dispose or to direct the disposition of, and thus may also be deemed to beneficially own, the 3,840 shares of Common Stock which the Annuity Trust continues to hold following the Sparta Series Transactions, which represent less than one percent of the shares of Common Stock outstanding as of October 4, 2012.

Neither Mr. Deshpande nor Sparta Series 4 has power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock held by the Annuity Trust, and each of Sparta Series 4 and Mr. Deshpande expressly disclaims beneficial ownership of any shares of Common Stock held by the Annuity Trust. All share ownership numbers and percentages for Sparta Series 4 and Mr. Deshpande set forth in this Schedule 13D/A exclude the shares of Common Stock held by the Annuity Trust.

Pursuant to Rule 13d-1(d), on February 14, 2000, each of Mr. Deshpande and Mrs. Deshpande filed a Schedule 13G with the Securities and Exchange Commission (the “SEC”) in respect of certain shares of Common Stock, and each such Schedule 13G was amended on February 13, 2002 (collectively, and as so amended, the “Schedule 13Gs”).  The shares of Common Stock transferred by Mr. Deshpande pursuant to the Sparta Series Transactions (as described in Item 3) are all of the shares of Common Stock previously reported on his Schedule 13G.  The shares of Common Stock transferred by the Annuity Trust pursuant to the Sparta Series Transactions (as described in Item 3) are shares of Common Stock previously reported on Mrs. Deshpande’s Schedule 13G.  Accordingly, this report also amends and supersedes the Schedule 13Gs with respect to the shares of Common Stock beneficially owned by Mr. and Mrs. Deshpande.

Each Reporting Person disclaims membership in any “group” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with any other Reporting Person in respect of the Common Stock.

b)	Item 5(a) hereof is incorporated herein by reference.

c)	None of the Reporting Persons disposed of, or became the beneficial owner of, any shares of Common Stock during the past sixty days.

d)
To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each of the respective Reporting Persons, except to the extent that, with respect to shares held in trust, the applicable trust, trustees or trust beneficiaries may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock so held.

e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Asset Sale Agreement, Sparta Series 4 entered into the Sparta Voting Agreement and Annuity Trust entered into the Annuity Trust Voting Agreement, which are described in Item 4 above and incorporated herein by reference.  The Sparta Voting Agreement and Annuity Trust Voting Agreement are filed hereto as Exhibit A and B, respectively.

Item 7.  Material to Be filed as Exhibits

Exhibit Number	Document
Exhibit A	Voting Agreement, dated as of October 23, 2012, by and between Sunrise Acquisition Corp. and Sparta Group MA LLC Series 4
Exhibit B	Voting Agreement, dated as of October 23, 2012, by and between Sunrise Acquisition Corp. and the Gururaj Deshpande Grantor Retained Annuity Trust
Exhibit C
Asset Purchase and Sale Agreement, dated as of October 23, 2012, by and between Sunrise Acquisition Corp. and Sycamore Networks, Inc. – Incorporated by reference to Exhibit 2.1 of Sycamore Networks, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012

Exhibit D
Joint Filing Agreement Pursuant to Rule 13d-1(k) – Incorporated by reference to Exhibit A of the Schedule 13D dated January 4, 2010 and filed by Sparta Group MA LLC Series 4, Gururaj Deshpande and Jaishree Deshpande with the Securities and Exchange Commission on January 14, 2010

Exhibit E
Power of Attorney of Mr. Deshpande, in his capacity as Manager of Sparta Series 4, appointing Servjeet S. Bhachu as Attorney-in-Fact – Incorporated by reference to Exhibit B of the Schedule 13D dated January 4, 2010 and filed by Sparta Group MA LLC Series 4, Gururaj Deshpande and Jaishree Deshpande with the Securities and Exchange Commission on January 14, 2010

Exhibit F
Power of Attorney of Mr. Deshpande, in his individual capacity, appointing Servjeet S. Bhachu as Attorney-in-Fact – Incorporated by reference to Exhibit C of the Schedule 13D dated January 4, 2010 and filed by Sparta Group MA LLC Series 4, Gururaj Deshpande and Jaishree Deshpande with the Securities and Exchange Commission on January 14, 2010

Exhibit G
Power of Attorney of Mrs. Deshpande, in her individual capacity and in her capacity as Manager of Sparta Series 4, appointing Servjeet S. Bhachu as Attorney-in-Fact – Incorporated by reference to Exhibit D of the Schedule 13D dated January 4, 2010 and filed by Sparta Group MA LLC Series 4, Gururaj Deshpande and Jaishree Deshpande with the Securities and Exchange Commission on January 14, 2010

SCHEDULE I

Residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting Persons:

Name	Residence or Business Address	Principal Occupation or Employment/ Principal Business and Address in which such employment is conducted

Sparta Group MA LLC Series 4	c/o Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180	Facilitating the investment and estate planning objectives of Mr. Deshpande and his spouse, Mrs. Deshpande

Gururaj Deshpande	c/o Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180	Chairman of the Board of Directors Sycamore Networks, Inc. 220 Mill Road Chelmsford, MA 01824 Manager and President, Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180

Jaishree Deshpande	c/o Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180	Manager and Treasurer, Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 23, 2012

/s/ Gururaj Deshpande *
Gururaj Deshpande, in his capacity as Manager of Sparta Group MA LLC Series 4

/s/ Gururaj Deshpande *
Gururaj Deshpande

/s/ Jaishree Deshpande *
Jaishree Deshpande

*By	/s/ Servjeet S. Bhachu
Servjeet S. Bhachu
Attorney-in-Fact

* Mr. Servjeet S. Bhachu is signing as attorney-in-fact pursuant to powers of attorney dated January 13, 2010 granted by each Reporting Person, copies of which are incorporated by reference to the Schedule 13D dated January 4, 2010 and filed with the Securities and Exchange Commission on January 14, 2010.